Exhibit 21.1

LIST OF SUBSIDIARIES
The following is a list of subsidiaries of Aurinia Pharmaceuticals Inc. as of December 31, 2022.

Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Aurinia Pharma U.S., Inc.	Delaware
Aurinia Pharma Limited	United Kingdom